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                        CONSENT OF INDEPENDENT AUDITORS


The Board of Directors
Imperial Credit Industries, Inc.

We consent to incorporation by reference in the Registration Statement on Form S-3 of Imperial Credit Industries, Inc. of our report dated March 30, 2001, relating to the consolidated balance sheets of Imperial Credit Industries, Inc. as of December 31, 2000 and 1999, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000, which report appears in the December 31, 2000 annual report on Form 10-K of Imperial Credit Industries, Inc. and to the reference to our firm under the heading "Experts" in the Registration Statement.


/s/ KPMG
Los Angeles, California
April 11, 2001